401 Union street 5th Floor Seattle, WA 98101	206.389.4510 Fenwick.com

November 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Sasha Parikh, Angela Connell, Doris Stacey Gama, Tim Buchmiller

Re:	Neoleukin Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed on October 18, 2023
File No. 333-274095

Ladies and Gentlemen:

We are submitting this letter on behalf of Neoleukin Therapeutics, Inc. (the “Company”) in response to an oral comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission on November 7, 2023, regarding the Company’s Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-4 (File No. 333-274095) filed on October 18, 2023 (the “Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Capital terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

The Staff requested that the Company provide additional information to support its reliance on Subtopic 323-10 in accounting for contingent consideration associated with the CVRs. In response to the Staff’s comment, and based on further developments since the Company filed Amendment No. 2, the Company has revised its disclosure on pages 330, 332-335, 337 and 339-342 of Amendment No. 3 to recognize contingent consideration liabilities associated with the CVRs in accordance with ASC 450. Additionally, the Company has revised Amendment No. 3 to update certain other disclosures.

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Securities and Exchange Commission

November 8, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4524, or, in my absence, Julia Forbess at (415) 875-2420, or Chelsea Anderson at (206) 389-4516.

Sincerely, FENWICK & WEST LLP

/s/ Robert A. Freedman, Esq.
Robert A. Freedman, Esq.

cc:	Julia Forbess, Esq.
David Michaels, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP

Donna M. Cochener, Esq., Interim Chief Executive Officer
Neoleukin Therapeutics, Inc.